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                      Financial Telecom Limited (USA), Inc.
            Panama, Calle 52 y Elvira Mendez #6-308 tel +507-2695211
    China, Shanghai 200021, 300 Hua Hai Zhong Rd, #2405 tel +86-21-63354111


January 25, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549 USA
Mail Stop 4561

To the Attention of:  Mr. T. Flinn, Staff Accountant


Dear Sir:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on January 24, 2005.

In conjunction with that comment letter, the SEC requested we amend certain filings, which have been submitted for filing concurrently with this letter.

1.) FORM 8-K/A, FILED JANUARY 24, 2006

The Form 8-K/A (amendment 2) has been revised and amended to state, truthfully, there were no disagreements with the former accountant during our two most recent fiscal years and the interim period through the date of our former accountant's resignation, as required by Item 304(a)(1) and (iv)(A) of Regulation S-B, as follows:

"During the years ended December 31, 2004 and 2003, and through January 11, 2006, the Registrant has not had any disagreements with Clancy on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Clancy, would have caused them to make reference thereto in their report on the Registrant's consolidated financial statements for such year."

2.) LETTER FROM FORMER ACCOUNTANT

The former accountant has submitted to the SEC, a letter stating his agreement with the disclosures made in the amended 8K/A. The copy received by the Registrant has been filed as an exhibit to the amended 8K/A noted above, within 2 days of receiving such copy.

Please let us know if you need further clarification on any of the issues raised above.

Yours truly,

/s/ David Chen, CEO